

June 28, 2012

Via E-mail to Debbie Van Order, Assistant
Ronald L. Dissinger
Senior Vice President and Chief Financial Officer
Kellogg Company
One Kellogg Square
P.O. Box 3599
Battle Creek, Michigan 49016-3599

      Re: Kellogg Company
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 29, 2012
              File No. 1-04171

Dear Mr. Dissinger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K

1. You state at page 11 that "Like other companies, our information technology systems may be vulnerable to a variety of interruptions, as a result of updating our SAP platform or due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, and other security issues." Please tell us whether any such events relating to your cybersecurity have occurred in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551- 3707 with any questions.

                            Sincerely,

                            /s/H. Roger Schwall

                            H. Roger Schwall
                            Assistant Director